SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No.  )

Mecox Lane Limited

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

58403M102

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐

Rule 13d-1(b)

☐

Rule 13d-1(c)

☒

Rule 13d-1(d)

(Continued on following pages)

Page 1 of 9 Pages

CUSIP NO. 58403M102 13 G Page 2 of 9 Pages

1	NAME OF REPORTING PERSON EVER KEEN HOLDINGS LIMITED I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 98-0567384
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 95,802,622
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 95,802,622
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,802,622
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 23.6%
12	TYPE OF REPORTING PERSON CO

CUSIP NO. 58403M102 13 G Page 3 of 9 Pages

1	NAME OF REPORTING PERSON MAXPRO HOLDINGS LIMITED I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 98-0565800
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 146,523,733
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 146,523,733
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,523,733
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 36.2%
12	TYPE OF REPORTING PERSON CO

CUSIP NO. 58403M102 13 G Page 4 of 9 Pages

1	NAME OF REPORTING PERSON NAN PENG SHEN I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION HONG KONG SAR
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6

SHARED VOTING POWER
242,326,355 shares of which 95,802,622 shares are directly held by Ever Keen Holdings Limited and 146,523,733 shares are directly held by Maxpro Holdings Limited.  Mr. Shen is the sole director of each of Ever Keen Holdings Limited and Maxpro Holdings Limited.  Mr. Shen disclaims beneficial ownership of all such shares except to the extent of his individual pecuniary interest therein.

	7	SOLE DISPOSITIVE POWER 0
8

SHARED DISPOSITIVE POWER
242,326,355 shares of which 95,802,622 shares are directly held by Ever Keen Holdings Limited and 146,523,733 shares are directly held by Maxpro Holdings Limited.  Mr. Shen is the sole director of each of Ever Keen Holdings Limited and Maxpro Holdings Limited.  Mr. Shen disclaims beneficial ownership of all such shares except to the extent of his individual pecuniary interest therein.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 242,326,355
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 59.8%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 58403M102 13 G Page 5 of 9 Pages

ITEM 1.

(a)

Name of Issuer:

Mecox Lane Limited

(b)

Address of Issuer’s Principal Executive Offices:

22nd Floor, Gems Tower, Building 20

No. 487, Tianlin Road

Shanghai  200233

People’s Republic of China

ITEM 2.

(a)

Name of Persons Filing:

The names of the persons filing are Ever Keen Holdings Limited, Maxpro Holdings Limited and Nan Peng Shen.  Each of the parties listed in the immediately preceding sentence is referred to individually as a “Reporting Person” and collectively as the “Reporting Persons.”

Ever Keen Holdings Limited beneficially owns 95,802,622 shares of the Issuer’s ordinary shares.  Nan Peng Shen is the sole director of Ever Keen Holdings Limited.  Sequoia Capital Growth Fund III, AIV, L.P., Sequoia Capital Growth Partners III, L.P., and Sequoia Capital Growth III Principals Fund (collectively, the “Sequoia U.S. Funds”) collectively own 100% of the shares of Ever Keen Holdings Limited. The general partner of each of Sequoia Capital Growth Fund III, AIV, L.P. and Sequoia Capital Growth Partners III, L.P. is SCGF III Management, LLC.  The managing member of Sequoia Capital Growth III Principals Fund is SCGF III Management, LLC.  Each of the persons and entities referred to above expressly disclaims beneficial ownership of any securities owned beneficially or of record by any person or persons other than itself for purposes of Section 13(d)(3) and Rule 13d-3 of the Securities Exchange Act of 1934.

Maxpro Holdings Limited beneficially owns 146,523,733 shares of the Issuer’s ordinary shares.  Nan Peng Shen is the sole director of Maxpro Holdings Limited.  Sequoia Capital China Growth Fund I, L.P., Sequoia Capital China Growth Partners Fund I, L.P., and Sequoia Capital China GF Principals Fund I, L.P. (collectively, the “Sequoia China Funds”), collectively own 100% of the shares of Maxpro Holdings Limited.  The general partner of each of the Sequoia China Funds is Sequoia Capital China Growth Fund Management I, L.P., whose general partner is SC China Holding Limited. SC China Holding Limited is wholly owned by Max Wealth Enterprises Limited, a company wholly owned by Nan Peng Shen.  Each of the persons and entities referred to above expressly disclaims beneficial ownership of any securities owned beneficially or of record by any person or persons other than itself for purposes of Section 13(d)(3) and Rule 13d-3 of the Securities Exchange Act of 1934.

CUSIP NO. 58403M102 13 G Page 6 of 9 Pages

(b)

Address of Principal Business Office or, if none, Residence:

The business address for each of Maxpro Holdings Limited and Nan Peng Shen is Suite 2215, Two Pacific Place, 88 Queensway, Hong Kong, PRC.

The business address for Ever Keen Holdings Limited is 3000 Sand Hill Road, 4-250, Menlo Park, CA 94025.

(c)

Citizenship:

Ever Keen Holdings Limited:  British Virgin Islands

Maxpro Holdings Limited:  British Virgin Islands

Nan Peng Shen:  Hong Kong SAR

(d)

Title of Class of Securities:

Ordinary Shares

(e)

CUSIP Number:

58403M102

ITEM 3.   If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

NOT APPLICABLE

ITEM 4.   Ownership

SEE ROWS 5 THROUGH 11 OF COVER PAGES

ITEM 5.

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

ITEM 6.

OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

NOT APPLICABLE

CUSIP NO. 58403M102 13 G Page 7 of 9 Pages

ITEM 7.

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

NOT APPLICABLE

ITEM 8.

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

NOT APPLICABLE

ITEM 9.

NOTICE OF DISSOLUTION OF GROUP

NOT APPLICABLE

ITEM 10.

CERTIFICATION

NOT APPLICABLE

CUSIP NO. 58403M102 13 G Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February  9, 2011

Ever Keen Holdings Limited

By:  /s/ Nan Peng Shen

Nan Peng Shen, Director

Maxpro Holdings Limited

By:  /s/ Nan Peng Shen

Nan Peng Shen, Director

/s/ Nan Peng Shen

Nan Peng Shen

CUSIP NO. 58403M102 13 G Page 9 of 9 Pages

EXHIBIT 1

AGREEMENT AS TO JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree that the Schedule 13G relating to the ordinary shares of Mecox Lane Limited, and any further amendments thereto, to which this Agreement as to Joint Filing of Schedule 13G is attached as an exhibit is filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: February 9, 2011

Ever Keen Holdings Limited

By:  /s/ Nan Peng Shen

Nan Peng Shen, Director

Maxpro Holdings Limited

By:  /s/ Nan Peng Shen

Nan Peng Shen, Director

/s/ Nan Peng Shen

Nan Peng Shen